March 11, 2025

Bart Van Rhijn
Chief Financial Officer
Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

        Re: Nanobiotix S.A.
            Registration Statement on Form F-3
            Filed March 6, 2025
            File No. 333-285604
Dear Bart Van Rhijn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Peter E. Devlin